Mail Stop 0408


								May 15, 2006






Mr. Li Fu
Chairman and President
Fushi International, Inc.
558 Lime Rock Road
Lakeville, Connecticut 06039


Re: 	Fushi International, Inc. (Formerly Parallel Technologies,
Inc.)
      Amendment No. l to Form SB-2
      Filed April 28, 2006
      File No. 333-131052



Dear Mr. Fu:

      We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Amendment No. 1 to Form SB-2 Filed April 28, 2006


Private Placement Offering of Series B Preferred Stock, page 69

1. We note on December 28, 2005 you issued series B convertible preferred stock and warrants in a private placement offering.
Please
tell us how you considered guidance in EITF 00-19 in valuing and accounting for the issuance of the warrants.


Note 1 - Summary of Significant Accounting Policies and
Organization,
page F-7

2. We note your response to comment 21 of our letter dated
February
10, 2006. Please revise your revenue recognition policy in the current Form SB-2 and in future filings as stated in your response.


       * * * * * * * * * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Matthew F. Komar at (202) 551-3781 or Donald
A.
Walker, Jr. at (202) 551-3490 if you have questions regarding comments
on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3448
with any other questions.


						Sincerely,



						Mark Webb
						Legal Branch Chief



cc. 	Darren Ofsink, Esquire
      Guzov Ofsink, LLC
      600 Madison Avenue
      14th Floor
      New York, New York 10022




Mr. Li Fu
Fushi International, Inc.
May 15, 2006
Page 2